Fax

RECEIVED

2008 JUL -2 A 1:24

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To: [redacted]

Attn: SEC Release

Fax: +12027729207

08003549

Date: 18.06.2008

From: Liberty International PLC

Headline: Director/PDMR Shareholding

SUPPL

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dw 7/2

Director/PDMR Shareholding

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

SHARE INCENTIVE PLAN - PURCHASE OF DIVIDEND SHARES

The Company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors and PDMRs. The trustee of the SIP received a final dividend in respect of the SIP shares held in trust, and the trustee utilised the dividend to purchase, on 12 June 2008, additional 'Dividend' shares for the benefit of the SIP participants. Fifteen of the participants of the SIP are Executive Directors or PDMRs and the Dividend shares purchased on their behalf, at a price of £8.7175 per share, were as follows:

	Dividend Shares
Directors:	
David Fischel	90
Kay Chaldecott	90
Ian Hawksworth	16
PDMRs:	
Bill Black	90
Richard Cable	90
Rosemary Coles	60
Martin Ellis	68
Charles Forrester	11
Caroline Kirby	78
Gary Marcuccilli	90
Gavin Mitchell	24
Trevor Pereira	6
Gary Yardley	6
Susan Folger	89
Hugh Ford	49

Susan Folger
Company Secretary

18 June 2008

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Fax

RECEIVED

2008 JUL -2 A 1:27

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 24.06.2008

From: Liberty International PLC

Headline: Transaction in Own Shares

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
Registered in England No. 3685527 Registered Office: 40 Broadway London SW1H 0BT

Transaction in Own Shares

Liberty International PLC

24 June 2008

Transaction in Own Shares

Liberty International PLC announces that it has today purchased through Merrill Lynch International 25,000 ordinary shares at an average price of 850 pence per share.

The purchased shares will all be held in treasury. Following the above purchase and non-cancellation of such equity shares, Liberty International PLC will hold 1,000,000 ordinary shares in treasury and a total of 361,772,673 ordinary shares will remain in issue (excluding the treasury shares referred to above).

Enquiries: Susan Folger
Company Secretary
Telephone: 020 7887 7073

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Fax

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 26.06.2008

From: Liberty International PLC

Headline: Transaction in Own Shares

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Transaction in Own Shares

Liberty International PLC

26 June 2008

Transaction in Own Shares

Liberty International PLC announces that it has today purchased through Merrill Lynch International 25,000 ordinary shares at an average price of 840 pence per share.

The purchased shares will all be held in treasury. Following the above purchase and non-cancellation of such equity shares, Liberty International PLC will hold 1,025,000 ordinary shares in treasury and a total of 361,747,673 ordinary shares will remain in issue (excluding the treasury shares referred to above).

Enquiries: Susan Folger
Company Secretary
Telephone: 020 7887 7073

---END OF MESSAGE---

Fax

RECEIVED
2008 JUL -2 A 1:22

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 27.06.2008

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer LIBERTY INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). NOTIFICATION IN ACCORDANCE WITH (i)
3.	Name of person discharging managerial responsibilities I director SIR ROBERT FINCH	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1 BENEFICIAL INTEREST OF SIR ROBERT FINCH	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 50P
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them RATHBONE NOMINEES LIMITED	8.	State the nature of the transaction PURCHASE OF SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired 1,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0003%
11.	Number of shares, debentures or financial instruments relating to	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into

	shares disposed		account when calculating percentage)
	N/A		N/A
13.	Price per share or value of transaction	14.	Date and place of transaction
	861p		26 June 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	21,712 (0.006%)		26 June 2008
17.	Any additional information	18.	Name of contact and telephone number for queries
	This purchase forms part of Sir Robert's contractual arrangements whereby he is entitled to receive, each quarter, such additional remuneration that will purchase 1,000 Liberty International ordinary shares.		RUTH PAVEY 020 7887 7108

Name and signature of duly authorised officer of issuer responsible for making notification

RUTH PAVEY

Date of notification

27 JUNE 2008

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Fax

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 27.06.2008

From: Liberty International PLC

Headline: Transaction in Own Shares

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Transaction in Own Shares

Liberty International PLC

27 June 2008

Transaction in Own Shares

Liberty International PLC announces that it has today purchased through Merrill Lynch International 25,000 ordinary shares at an average price of 825 pence per share.

The purchased shares will all be held in treasury. Following the above purchase and non-cancellation of such equity shares, Liberty International PLC will hold 1,050,000 ordinary shares in treasury and a total of 361,722,673 ordinary shares will remain in issue (excluding the treasury shares referred to above).

Enquiries: Susan Folger
Company Secretary
Telephone: 020 7887 7073

---END OF MESSAGE---

END